Craig Menden +1 650 843 5725 cmenden@cooley.com	VIA EMAIL AND EDGAR

July 25, 2016

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Ms. Jan Woo

Ms. Rebekah Lindsey

Mr. Jeffrey Kauten

Ms. Barbara C. Jacobs

RE:	Titan Technologies Corporation Amendment No. 1 to Registration Statement on Form S-4 Filed July 8, 2016 File No. 333-211874

Ladies and Gentlemen:

On behalf of Titan Technologies Corporation (the “Company”), electronically filed via EDGAR pursuant to the Securities Act of 1933, as amended, is Amendment No. 2 (“Amendment No. 2”) to the Company’s Registration Statement on Form S-4 filed with the Securities and Exchange Commission (the “Commission”) on June 6, 2016, as amended by Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form S-4 filed with the Commission on July 8, 2016. Amendment No. 2 is marked to show changes from the corresponding items of the Amendment No. 1 as originally filed.

Amendment No. 2 is also being filed in response to comments received from the staff of the Commission (the “Staff”) by letter dated July 20, 2016 (the “Comment Letter”) with respect to Amendment No. 1. The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience. Page references in the text of our responses correspond to the page numbers of Amendment No. 2.

Staff Comments and Company Responses

Questions and Answers About the Mergers and the Special Meetings

Q: What are the positive and negative factors that each of the Rovi board and the TiVo board considered in connection with the mergers?, page 2

1.	We note your statement that the TiVo board considered that the proposed consideration represented a significant premium over the market price at which TiVo’s common stock

Securities and Exchange Commission

July 25, 2016

Page Two

traded prior to the announcement of the execution of the merger agreement. This statement appears to be inconsistent with your statement on page 100 that the TiVo board measured the premium on the last trading day prior to publication of press reports that TiVo was rumored to be in discussions with Rovi regarding a possible transaction. Similar concerns exist on page 24. Please advise or revise.

Response: The Company acknowledges the Staff’s comment and has made the requested revisions to Amendment No. 2 at pages 3 and 24.

The Mergers

Background of the Mergers, page 81

2.	Please expand the disclosure regarding the April 28, 2016 TiVo board meeting to discuss the reasons that Messrs. Cella and Yoffie opposed the resolutions related to the merger.

Response: The Company acknowledges the Staff’s comment and has made the requested revisions to Amendment No. 2 at pages 100 and 101.

Opinion of Financial Advisor to TiVo, page 105

3.	We note your response to prior comment 23 and continue to believe that the growth rates in the selected publicly traded companies analysis section may be material to investors to understand the analysis conducted by LionTree and should be disclosed. Such disclosure may be accompanied by qualifying disclosure to explain that TiVo may not be able to achieve the same kind of growth rate of the selected companies and may not represent TiVo management’s expectations or TiVo’s historical performance.

Response: The Company acknowledges the Staff’s comment and has made the requested revisions to Amendment No. 2 at pages 113 and 114.

Material United States Federal Income Tax Consequences, page 144

4.	Please make revisions throughout this section to state that each conclusion with respect to tax matters is the opinion of counsel. Also revise the tax opinion filed as Exhibit 8.1 to clearly state that the disclosure in the tax consequences section of the prospectus is the opinion of counsel. For guidance, refer to Section III.B.2 of Staff Legal Bulletin No. 19 available on our website.

Response: The Company acknowledges the Staff’s comment and has made the requested revisions to Amendment No. 2 at page 148 and Exhibits 8.1 and 8.2.

Cooley LLP   3175 Hanover Street   Palo Alto, CA 94304-1130

t: (650) 843-5000   f: (650) 849-7400   cooley.com

Securities and Exchange Commission

July 25, 2016

Page Three

Rovi and TiVo Unaudited Pro Forma Condensed Combined Financial Information

6. Pro Forma Loss Per Share, page 65

5.	Please refer to our prior comment 16. Please include disclosure demonstrating the range of possible outcomes related to the variability in your merger consideration and number of shares issued, similar to the information provided on page 57.

Response: The Company acknowledges the Staff’s comment and has made the requested revisions to Amendment No. 2 at page 66.

Please direct any comments or questions regarding this matter to the undersigned at (650) 843-5725.

Sincerely,

/s/ Craig Menden

Craig Menden

cc:	Pamela Sergeeff, Rovi Corporation (via e-mail)

Jon E. Gavenman, Cooley LLP (via e-mail)

Cooley LLP   3175 Hanover Street   Palo Alto, CA 94304-1130

t: (650) 843-5000   f: (650) 849-7400   cooley.com